

July 1, 2013

<u>Via E-mail</u>
Dr. Henry Ji
Chief Executive Officer
Sorrento Therapeutics, Inc.
6042 Cornerstone Ct. West, Suite B
San Diego, California 92121

   Re: Sorrento Therapeutics, Inc.
      Registration Statement on Form S-3
      Filed June 24, 2013
      File No. 333-189538

Dear Dr. Ji:

   Our preliminary review of your registration statement indicates that it fails to comply with the requirements for use of Form S-3. General Instruction I.B.1 to Form S-3 may be used to establish a registrant's eligibility to conduct a primary offering on the form if the aggregate market value of the voting and non-voting common equity held by the registrant's non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear you meet this requirement. Nor does it appear that you meet the conditions of General Instruction I.B.6(c) to Form S-3, which requires that the registrant have a class of common equity securities listed and registered on a national securities exchange. We note that your common stock is traded on the OTC QB, which is not considered a national securities exchange for purposes of the instruction. For additional guidance, please refer to Instruction 8 to General Instruction I.B.6(c) of Form S-3 and SEC Release No. 33-8878.

   Accordingly, please file a request for withdrawal of your Form S-3. In the alternative, please provide us with an explanation of why you are eligible to file a registration statement on Form S-3 for this offering, providing calculations where applicable.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Assistant Director

cc: Jeffrey Fessler
Marcelle Balcombe
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006